June 2, 2008

Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 4561
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn:  Mr. Kevin Woody

RE:	Equity One, Inc.
File No. 001-13499
Form 10-K for the fiscal year ended December 31, 2007
Form 10-Q for the Quarterly Period Ended March 31, 2008

Dear Mr. Woody:

We are writing in response to the letter of the Staff of the Division of Corporate Finance (the “staff”), dated May 22, 2008, addressed to Equity One, Inc., a Maryland corporation (the “Company”), in connection with the above-referenced filings.  For convenience we have incorporated each of the comments included in your letter in italicized text followed by our response.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 35

1.
It appears from your discussion that you have classified the operations and the gain of sale of the Texas properties as discontinued operations.  Given that the Company retained a 20% interest in the properties at the time of the initial sale in April 2006, and continued to manage and lease the properties under a management agreement until May 2007, explain to us how you determined that the operations and gain on sale of the property should be reflected as discontinued operations.  Reference is made to paragraph 42 of SFAS 144 and EITF 03-13.

Response:

The Company relied upon the guidance in Statement of Financial Accounting Standards No. 144 Accounting for the Impairment or Disposal of Long-Lived Assets and EITF 03-13 Applying the Conditions in Paragraph 42 of FASB Statement No. 144 in Determining Whether to Report Discontinued Operations.

Summary of Transaction

In April 2006, the Company sold 29 of its properties located in Texas (the “Texas Properties”) to EQYInvest Texas, LLC, a Delaware limited liability company (the “JV”), in exchange for cash consideration of $387.2 million and a 20% interest in the JV.  The 29 Texas Properties had a net book value of $222.0 million. As a result of this transaction, the Company recognized a gain of $92.2 million. The Company also entered into a management agreement pursuant to which the Company continued to manage and lease the properties on behalf of the JV.  The Company did not receive any contingent consideration for the sale of the Texas Properties.  As a result of the Company’s significant

Equity One, Inc.	Page 2 of 5
SEC Comment Letter Dated May 22, 2007

continuing involvement in these properties following the April 2006 sale, the Company’s equity in income of the properties was included in income from continuing operations for the quarters ended June 30 and September 30, 2006 and not as discontinued operations.

In December 2006, in a second transaction, the Company sold its remaining interest in the JV to an affiliate of its partner, completing the full disposition of its interest in the Texas Properties.  The sale of its remaining interest in the Texas Properties resulted in a gain of $20.7 million and a total gain of $112.9 million.  This second transaction occurred within a year, generally the “assessment period” per EITF 03-13.  The Company also amended its management agreement to provide that the Company manage and lease the properties on behalf of the JV for a limited transition period. Effective April 1, 2007, the management agreement was terminated, and, other than limited accounting support, all services provided under that agreement ceased.  Effective May 31, 2007, accounting support services concluded, and the Company no longer had any association with the JV or the partner.

EITF 03-13 Evaluation as of December 31, 2006:

Step 1:  Are continuing cash flows expected to be generated by the sold properties?

Yes.  Continuing cash flows were generated by the sold properties.

Step 2:  Do the continuing cash flows result from a migration or continuation of activities?

Yes.  The continuing cash flows result from a continuation of active leasing and management of the properties on behalf of the owner under an amended management agreement intended to allow the owner to transfer these activities to a new third party over a limited transition period.  The Company received income and incurred expenses after the sale related to third-party management and leasing services, which ceased under the agreement effective April 1, 2007, and accounting support services, which ceased effective May 31, 2007.  An evaluation of the significance of the continuing cash flows should be performed.

Step 3:  Are the continuing cash inflows or outflows significant?

No. The Company received fee income and incurred certain expenses related to the third-party management and leasing services agreement. The income received and the expenses incurred were less than 10% of cash inflows and outflows, respectively, of the sold Texas Properties. An evaluation of continuing involvement should be performed.

Step 4:  Does the ongoing entity have significant continuing involvement in the operations of the sold properties?

No.  The Company did not have the ability to influence the operating and (or) financial policies of the sold Texas Properties.  The management agreement did not allow the Company to make significant decisions with respect to the properties.  The right to make those decisions was retained by the owner, and the Company was required to implement those decisions.

Equity One, Inc.	Page 3 of 5
SEC Comment Letter Dated May 22, 2007

Conclusion:

Although the Company had continuing cash flows from the Texas Properties at December 31, 2006, neither the cash inflows nor cash outflows were significant, and the Company did not have significant continuing involvement in the operations of the sold properties.  The Company concluded that the classification of the sold properties as discontinued operations in the Form 10-K for the year ended December 31, 2007 was appropriate.

2. Summary of Significant Accounting Policies

Business Combinations, page F-12

2.
We note from your disclosure that it is your policy to not allocate value to customer relationships intangibles in business combinations.  Explain to us how your policy complies with SFAS 141 and EITF 02-17.

Response:

The Company’s filing states that “we do not allocate value to customer relationship intangibles if we have pre-existing business relationships with the tenants in the acquired property.”  The Company advises the Staff that this statement refers only to non-contractual customer relationship intangibles, not to customer contracts (leases).  In prior business combinations, the Company determined that non-contractual customer relationship intangibles were immaterial.  The Company allocates the contractual value of in-place leases and above-market and below-market leases as required under SFAS 141 for all leases acquired through business combinations, as described elsewhere in the Business Combinations section of Note 2.

The Company undertakes to revise the disclosure on Business Combinations in future filings as follows:

The Company evaluates business combinations to determine the value, if any, of customer relationships separate from  customer contracts (leases).

Securities, page F-13

3.
We note that you own a 47.9% voting interest in DIM Vastgoed N.V.  Given the magnitude of your voting interest, explain to us how you were able to determine that you do not exercise significant influence over the operations of DIM Vastgoed N.V. Cite the relevant accounting literature in your response.

Response:

The Company applied APB Opinion No. 18, The Equity Method of Accounting for Investments in Common Stock and FASB Interpretation No. 35, Criteria for Applying the Equity Method of Accounting for Investments in Common Stock -  an interpretation of APB Opinion No. 18.

Equity One, Inc.	Page 4 of 5
SEC Comment Letter Dated May 22, 2007

In accordance with APB Opinion No. 18, the equity method is appropriate if an investment enables the investor to influence the financial decisions or operating decisions of the investee. APB Opinion No. 18 includes presumptions, based on percentage ownership, as to whether the investor has that ability, but those presumptions can be overcome by evidence to the contrary and applying judgment as necessary to assess the status of each investment.  If there is an indication that an investor owning 20% or more of the investee’s voting stock is unable to exercise significant influence over the investee’s operating and financial policies, all the facts and circumstances related to the investment shall be evaluated to determine whether the presumption can be overcome.  Paragraph 17 holds that the ability to exercise that influence may be indicated in several ways, such as representation on the board of directors, participation in policy making processes, material intercompany transactions, interchange of managerial personnel, or technological dependency.

Under FIN 35, paragraph 4, one indication that an investor may be unable to exercise significant influence over the operating and financial policies of an investee is that:

The investor needs or wants more financial information to apply the equity method than is available to the investee’s other shareholders (for example, the investor wants quarterly financial information from an investee that publicly reports only annually), tries to obtain that information, and fails.

Deal Summary:

DIM Vastgoed (“DIM”) is a public company organized under the laws of the Netherlands, the shares of which are listed on Euronext.  DIM is organized as an externally managed investment company with no employees.  A supervisory board controls the company’s management agreement, supervises the company’s external manager, and makes major decisions, including decisions regarding the acquisition or disposition of real estate exceeding certain thresholds.  A foundation that owns 100% of the company’s priority shares and is governed by the supervisory directors is responsible for the nomination of directors and certain other corporate matters.

DIM reports its financial results under the International Financial Reporting Standards (IFRS).  DIM reports limited-scope quarterly financial results in press releases, but files financial statements only in annual and semi-annual reports.

Conclusion:

The Company evaluated all of the facts and circumstances related to its 47.9% ownership in DIM Vastgoed as of December 31, 2007 and concluded that the Company did not have the ability to exercise significant influence over DIM due to the following:

1)	The Company did not have representation on DIM’s supervisory board; nor did it own or have any rights to DIM’s priority shares;
2)	The Company did not participate in DIM’s policy making processes;
3)	The Company had no material intercompany transactions with DIM;
4)	The Company did not interchange managerial personnel with DIM;
5)	The Company was not technologically dependent on DIM or vice versa; and

Equity One, Inc.	Page 5 of 5
SEC Comment Letter Dated May 22, 2007

6)	The Company has been unable to obtain financial information in order to reconcile DIM’s IFRS financial statements to U.S. GAAP and apply the equity method of accounting.

Therefore, as of December 31, 2007, the Company accounted for its investment in DIM as an available-for-sale security.  If the facts and circumstances change, or if the Company’s ownership level changes, the Company will re-evaluate such facts and circumstances to determine the appropriate accounting treatment and make any applicable change.

In connection with the responses above, the Company acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the filing, (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing, and (iii) it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions with regard to this letter or require additional information, please contact me at (305) 947-1664 or at gandrews@equityone.net.

Sincerely,

/s/ Gregory R. Andrews

Gregory R. Andrews
Executive Vice President and
Chief Financial Officer